NO ACT

PE 1-21-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

14005638

MAR 17 2014

Washington, DC 20549

March 17, 2014


Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com


Act: 1934
Section:
Rule: 14a-8 (i)(12)
Public Availability: 3-17-14

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2014

Dear Ms. Ising:

This is in response to your letters dated January 21, 2014 and January 28, 2014 concerning the shareholder proposals submitted to ExxonMobil by the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of the John Maher Trust and Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr. and James Gillespie Blaine and As You Sow on behalf of Martha Davis. We also have received a letter from Arjuna Capital/Baldwin Brothers Inc. dated February 20, 2014.

Your letter dated January 28, 2014 indicates that the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of the John Maher Trust have withdrawn their proposal, and that ExxonMobil therefore withdraws its January 21, 2014 request for a no-action letter from the Division with respect to that proposal. Because the matter is now moot, we will have no further comment with respect to that proposal.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Stephen Viederman
The Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***

Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
natasha@arjuna-capital.com

March 17, 2014

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Exxon Mobil Corporation
Incoming letter dated January 21, 2014

The proposal requests that ExxonMobil prepare a report on the company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long- and short-term financial and operational risks to the company.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). In our view, the proposal does not substantially duplicate the proposal submitted to ExxonMobil by the Sisters of St. Dominic of Caldwell New Jersey. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Sandra B. Hunter
Attorney-Advisor

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 20, 2014

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Exxon Mobil Corp's January 21, 2014 Request to Exclude Shareholder Proposal of Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr. and James Gillespie and co-filer As You Sow on behalf of Martha Davis.
Securities and Exchange Act of 1934—Rule 14a-8

Dear Sir/Madam:

This letter is submitted on behalf of DeWitt Sage Jr. and James Gillespie by Arjuna Capital/Baldwin Brothers Inc., as their designated representative in this matter, and co-filer As You Sow (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Exxon Mobil Corp (hereinafter referred to as "Exxon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Exxon, to respond to the letter dated January 21, 2014 sent to the Office of Chief Counsel by the Company, in which Exxon contends that the Proposal may be excluded from the Company's 2014 proxy statement under Rules 14a-8(i)(11).

We have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proposal must be included in Exxon's 2014 proxy statement because the Proposal is unique to the Dominican Proposal and does not substantially duplicate the Dominican Proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Elizabeth A. Ising, Office of Chief Counsel via email at shareholderproposals@gibsondunn.com and Exxon's Coordinator for Corporate and Securities Law, James Parsons via e-mail at james.e.parsons@exxonmobil.com.

**The Proposal**

The Proposal, the full text of which is attached as Attachment A, requests:

> Exxon Mobil prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company.

**I. Rule 14a-8(i)(11). The Proposal does not substantially duplicate the Dominican Proposal.**

The Company's letter argues that the Proposal may be excluded "because the Proposal "substantially duplicate[s] another shareholder proposal, the Dominican Proposal...that was previously submitted to the Company and that the Company intends to include in the 2014 Proxy Materials." Specifically, the Company seeks to exclude the Proposal on the grounds that it is substantially identical to a proposal the Company received on December 3, 2013 from the Sisters of St. Dominic of Caldwell New Jersey (the "Dominican Proposal," attached as Exhibit B). We disagree with the Company's view and urge the Staff to deny the Company's no action request on the following grounds.

**The "Reduce Greenhouse Gas Emissions" Proposal (the Dominican Proposal) and the "Report on Carbon Asset Risk" Proposal (the Arjuna Proposal) Each Focuses Narrowly on a Specific Activity/Disclosure and the Requests Do Not Overlap**

We do not dispute the Company's assertion that both the Proposal and the Dominican Proposal deal broadly with climate change. The similarities, however, end there. The two proposals have clearly different goals and ask the Company to take very different actions. The Proposal focuses on disclosing the Company's strategy to address stranded asset risk. To that end, it asks the Company to prepare a *report* on the financial and operational risk of stranded assets presented by global climate change. The Dominican Proposal, in contrast, focuses on setting quantitative *goals* and plans to achieve those *goals*, requesting that the Company set goals to reduce total greenhouse gas emissions, a distinct act that would lead to a distinct outcome. ***The Arjuna Proposal is not asking the Company to set goals or change its strategy, but instead to increase disclosure about how the Company is addressing the risk of stranded assets.***

As the Company notes, "the purpose of [Rule 14a8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." [citing Exchange Act release No. 12999 (Nov. 22, 1976)]. ***We believe that a reasonable shareholder would not fail to understand that the "principal thrust" of these two proposals is different.*** Further, we believe shareholders should be given an opportunity to have their voices heard on these two very different proposals: one (the Proposal) seeking to increase *disclosure* on the strategy to address the operational and financial risk from stranded assets, and the other (the Dominican Proposal) simply asking the Company to adopt quantitative *goals* and share plans to achieve said *goals* for reducing total greenhouse gas emissions.

No reasonable reader of the proposals would conclude that there is any overlap in the requested disclosure. ***Stranded assets are commonly understood as assets that have become obsolete or non-performing, but must be recorded on the balance sheet as a loss of profit.*** The Stranded Assets Program at the University of Oxford's School of Enterprise and the Environment broadly defines "stranded assets" as "assets that have suffered from unanticipated or premature write-downs, devaluations or conversion to liabilities."[1] In contrast, a greenhouse gas "is a gas in an atmosphere that absorbs and emits radiation within the thermal infrared range" the process of which "is the fundamental cause of the greenhouse

[1] http://en.wikipedia.org/wiki/Stranded_asset

effect."[2] ***The "principal thrust" of the Arjuna Proposal is to seek disclosure on the strategy to address the risk of stranded, or devalued assets, resulting from global climate change that are currently recorded as assets on the balance sheet. The "principal thrust" of the Dominican Proposal is to ask the company to set quantitative goals for reducing greenhouse gas emissions.***

In order for the Company to meet its burden under the rule, it must clearly demonstrate that the Proposal substantially duplicates the Dominican Proposal. As long as the proposals are not in conflict or create confusion among the voting shareholders, two proposals addressing a similar subject matter are not excludable under Rule 14a-8(i)(11). Staff precedent indicates that proposals addressing a broad overarching topic may not be considered substantially duplicative (unique from "principal thrust"). See AT&T Inc. (avail. February 3, 2012) (indicating that a proposal seeking a *report* on *lobbying contributions and expenditures* is distinct from a proposal seeking a report on political disclosure, whereas AT&T argued they were both "political"). See also Bank of America Corp. (avail. January 7, 2013)(concurring that a proposal seeking to explore an *end* to *political spending* on elections and referenda is distinct from a proposal asking the company to *disclose* its *political spending* in a variety of categories). Further, at Pharma-Bio Serv, Inc. (January 17, 2014) two proposals, which both related to the issuance of dividends, were allowed by the Staff to appear on proxy, and not found to be excludable under Rule 14a-8(i)(11). The first proposal requested that the board establish a quarterly dividend policy while the second requested that the board immediately adopt and issue a special cash dividend. Even though the subject matter of dividends underlay both proposals, they were not considered duplicative for purposes of the rule. Similarly, proposals that relate to aspects of board elections are not considered duplicative under the rule. For instance one proposal calling for a simple majority vote, and another calling for directors to be elected on an annual basis were not found duplicative for purposes of Rule 14a-8(i)(11) in Baxter Inc. (January 31, 2012). See also Pulte Homes Inc. (avail. March 17·2010)(indicating that a proposal urging the board of directors to adopt a *policy* requiring that senior *executives retain 75% of all equity-based compensation for at least two years following their departure* from the company and to *report* to shareholders regarding the policy is distinct from a proposal asking the board to adopt a *policy* that would *bar* senior executives and directors from engaging in *speculative transactions* involving their holdings of company stock). These proposals, while broadly about governance and government influence, are distinct in "principal thrust." ***The Arjuna and Dominican Proposals while broadly addressing risks presented by climate change, exhibit distinct "principal thrust" and unique requests.***

The Company argues, "The fact that each of the Proposals and the Dominican Proposal differ somewhat as to the pieces of information for which they seek disclosure does not prevent the proposals from being substantially duplicative of one another." [citing Wells Fargo & Co. (avail Feb. 8, 2011)]. The Bank of America and Pulte Homes decisions, cited above, do not support this argument, as the Staff's decisions indicate they are not substantially duplicative, as the proposals seek unique disclosures and actions despite the fact they address similar topics of political spending and governance. Further, the Company argues, "the fact that the Dominican Proposal and the Proposals request slightly different actions does not prevent the three proposals from being substantially duplicative." While reference to a "report" is included in both proposals, one requested report is on the disclosure of stranded asset risk strategy, while

[2] http://en.wikipedia.org/wiki/Greenhouse_gas_emissions

the other is on greenhouse gas reduction goals. See AT&T Inc. (avail. February 3, 2012)(indicating that regardless of the fact both the lobbying proposal and political spending proposal sought a 'report,' they were distinct requests). ***The Arjuna and Dominican proposals differ more than "somewhat,"—they seek distinct actions on separate topics, stranded assets and greenhouse gas emissions goals.*** Exxon also argues "multiple proposals may be substantially duplicative notwithstanding differences in breadth and scope." This statement is not supported by AT&T, Bank of America, Pharma-Bio Serv, Baxter and Pulte Homes decisions cited above.

Exxon attempts to frame the subject of both the "Reduce Greenhouse Gas Emissions" Proposal (Dominican Proposal) and the "Report on Carbon Asset Risk" Proposal (the Arjuna Proposal) broadly as "reporting on how the Company plans to adapt its business to address climate change." The Company supports that statement by citing the proposals emphasize the importance of responding to climate change, the need for long-term strategy, and the fact that government action related to climate change might affect the Company. These are broad strokes that reflect multiple macro-economic and political risks that the company faces related to climate change. ***Examination of the carefully tailored language shows that each proposal focuses narrowly on a separate corporate activity, avoiding any overlap in coverage.***

The present instance of clear distinction between reporting on risks and reporting on mitigation actions is in sharp contrast to the example of Goldman Sachs (March 1, 2011) where a proposal on climate mitigation risks and costs was allowed to be excluded, because another proposal, that also addressed climate risks, was slated to appear on the proxy. ***In striking contrast, in this instance, one proposal addresses risks and the other one addresses mitigation measures to reduce climate impacts. No shareholder would be confused by this distinction.*** There is no overlap between the proposals.

For all the reasons submitted above, we maintain that the Company has not met its burden of persuasion that the Proposal substantially duplicates the Dominican proposal. Specifically, ***the language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity***, and Exxon has not explained (apart from reference to a few words appearing in the body of the proposal) how the resolved clauses of the proposals overlap or why shareholders would be confused. Further, disclosing the Company's strategy to address the risk of stranded assets and adopting greenhouse gas emissions goals are ***distinct activities***. Accordingly, we respectfully urge the Staff to reject the Company's arguments.

---

**Conclusion**

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. As demonstrated above, the Proposal is not excludable under Rule 14a-8. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (978) 578-4123 or natasha@arjuna-capital.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital

cc: Elizabeth A. Ising via email at shareholderproposals@gibsondunn.com
Office of Chief Council
Gibson, Dunn & Crutcher LLP

James Parsons via e-mail at james.e.parsons@exxonmobil.com
Coordinator for Corporate and Securities Law
Exxon Mobil Corporation

## Attachment A

**REPORT ON CARBON ASSET RISK**

**WHEREAS:**

In recognition of the risks of climate change nearly every national government has agreed "the increase in global temperature should be below 2 degrees Celsius." We believe resultant political actions and market mechanisms present risks to carbon intensive oil and gas reserves, operations, capital allocation strategies, and financials.

The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal, unless carbon capture and storage technology is widely deployed."

To achieve a 66 percent probability of not exceeding a global temperature rise above 2° C, the Intergovernmental Panel on Climate Change estimates that approximately 987 gigatons of carbon dioxide can be emitted through 2100. The IEA states that total proven reserves of coal, oil, and natural gas, represent approximately 2,860 gigatons of potential $CO_2$ emissions.

Investment analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citi stated that market forces could "put in a plateau for global oil demand by the end of this decade."

- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

Given the growing public concern over climate change, investors are concerned that global actions to significantly address climate change, either through carbon regulation, market forces, or socioeconomic pressure, could reduce the value of Exxon Mobil's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Investors require additional information on how Exxon Mobil is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. Without additional disclosure, shareholders are unable to determine whether Exxon Mobil is adequately managing these risks or seizing related opportunities.

**RESOLVED:** Shareholders request Exxon Mobil prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company.

**SUPPORTING STATEMENT**

We believe a report adequate for investors to assess the Company's strategy would include:

- The risks and opportunities associated with various low-carbon scenarios, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the Company's strategic capital allocation plans account for the risks and opportunities in these scenarios;
- How the Company will manage these risks, through, for example, diversifying capital investment strategies or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

Attachment B

**WHEREAS:**

Mounting scientific, social, and financial evidence demonstrates the urgency to establish and meet specific, measureable, and sustainable goals to reduce greenhouse gas (GHG) emissions.

On May 9, 2013, NOAA reported atmospheric levels of carbon dioxide ($CO_2$) at 400 parts per million (ppm), well above the 350 ppm level to which scientists believe we must return. This tipping point is reflected in severe weather events including typhoons, heat waves, and hurricanes, creating a profound obligation for all GHG producers – especially those within the oil and gas industry – to reduce emissions in their operations and products.

To mitigate the worst impacts of climate change and achieve the international goal of limiting global warming to below 2°C, the Intergovernmental Panel on Climate Change estimates that a 50 percent reduction in GHG emissions globally is needed by 2050.

According to the International Energy Agency, meeting the 2°C limit will require that 2/3 of total proven global fossil fuel reserves, which comprises nearly 50% of oil and gas reserves, be left in the ground. Yet existing ExxonMobil assets, like Kearl oil sands, will be active for decades, while the company spends nearly $37 billion annually in exploration and development of additional reserves.

In order to seriously reduce $CO_2$ emissions, ExxonMobil must address the emissions associated with its products, which far outweigh its operational emissions as the major source of its climate-related risk.

President Obama's Climate Action Plan to reduce emissions 17% by 2020, and EPA Fuel Efficiency Standards requiring autos to average 54.5 MPG by 2025, demand the development of a new generation of fuels that will be economically and environmentally sustainable.

Citigroup, and others, report that global oil demand could peak by 2020, with potentially significant implications for oil price and shareholder profits.

Sixty percent of Fortune 100 and Global 100 companies have set GHG reduction goals. Reduction goals enable companies to reduce costs, build resilient supply chains, manage operational and reputational risk, and create new products and services. CDP reports "High emitting companies that set absolute emissions reduction targets achieved reductions double the rate of those without targets with 10% higher firm-wide profitability."

ExxonMobil's response to the severity of the climate crisis, as well as to investors' seven-year request for GHG reduction goals in operations and products, has been wholly inadequate. ExxonMobil investors request quantifiable and actionable goals to reduce GHG emissions that are integrated into our overall business strategy. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

**RESOLVED:** Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2014, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

January 28, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposals of (i) the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of the John Maher Trust and (ii) Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr. and James Gillespie Blaine and As You Sow on behalf of Martha Davis*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

In a letter dated January 21, 2014 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance concur that our client, Exxon Mobil Corporation (the "Company"), could exclude from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (the "2014 Proxy Materials") two shareholder proposals and statements in support thereof, received from (i) the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of the John Maher Trust (the "Foundation Proposal"); and (ii) Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr. and James Gillespie Blaine and As You Sow on behalf of Martha Davis (the "Arjuna Proposal" and, together with the Foundation Proposal, the "Proposals").

In the No-Action Request, we argued that the Proposals could be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because they substantially duplicate another shareholder proposal, the Dominican Proposal, that was previously submitted to the Company and that the Company intends to include in the 2014 Proxy Materials. We also argued that, if the Staff does not concur that the Proposals may be excluded from the 2014 Proxy Materials, then the Arjuna Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Arjuna Proposal substantially duplicates the Foundation Proposal. In that regard, we stated that, to the extent the Staff did not concur with the Company's position that it may exclude both Proposals, the Company intends to include the Foundation Proposal in the 2014 Proxy Materials.

Enclosed as Exhibit A is a letter from Mr. Stephen Viederman, a representative of the Christopher Reynolds Foundation, received on January 28, 2014, withdrawing the Foundation Proposal on behalf of both the Christopher Reynolds Foundation and Zevin Asset Management, LLC. In reliance on that letter, we hereby withdraw our arguments in the No-Action Request relating to the

# GIBSON DUNN



Company's ability to exclude the Foundation Proposal from the 2014 Proxy Materials. In addition, because the Foundation Proposal will not be included in the 2014 Proxy Materials, we hereby withdraw our argument that the Arjuna Proposal may be excluded as substantially duplicative of the Foundation Proposal.

The Company still intends to include the Dominican Proposal in the 2014 Proxy Materials, and we therefore do not withdraw our argument that the Arjuna Proposal may be excluded as substantially duplicative of the Dominican Proposal. For the reasons stated in the No-Action Request, we continue to believe that the Arjuna Proposal and the Dominican Proposal share the same principal thrust, and accordingly that the Arjuna Proposal properly is excludable under Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth A. Ising

Enclosure

cc: James E. Parsons, Exxon Mobil Corporation
Stephen Viederman, The Christopher Reynolds Foundation
Andrea Panaritis, The Christopher Reynolds Foundation
Tim Smith, Walden Asset Management
Don Kirshbaum
Rob Berridge, CERES
Sonia Kowal, Zevin Asset Management, LLC
John Maher Trust
Natasha Lam, Arjuna Capital/Baldwin Brothers Inc.
DeWitte Sage Jr.
James Gillespie Blaine
Danielle Fugere, As You Sow
Martha Davis

GIBSON DUNN

**<u>EXHIBIT A</u>**

**From:** Steve Viederman [mailto:*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Tuesday, January 28, 2014 12:02 PM
**To:** Parsons, Jim E
**Cc:** Rosenthal, David S; Luettgen, Robert A; Tim Smith <tsmith@bostontrust.com>; Sonia Kowal <sonia@zevin.com>; Andrea Panaritis <panaritis@creynolds.org>; Trelenberg, Pete W; Henry, David G; Don Kirshbaum <donald.kirshbaum@gmail.com>; berridge@ceres.org <berridge@ceres.org>; Andrew Logan <logan@ceres.org>
**Subject:** Re: Reynolds Resolution

I am authorized to represent the Christopher Reynolds Foundation as lead filer and Zevin Asset Management as co-filer with respect to a shareholder proposal regarding planning assumptions submitted for ExxonMobil's 2014 annual meeting (the "2014 Proposal"). As a result of discussions and agreements between the proponents and ExxonMobil, we hereby withdraw the 2014 Proposal on behalf of all filers. We understand ExxonMobil's "no-action" request to the SEC staff with respect to the 2014 Proposal should now be moot.

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 21, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
*Shareholder Proposals of (i) the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of the John Maher Trust and (ii) Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr. and James Gillespie Blaine and As You Sow on behalf of Martha Davis*
*Securities Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that our client, Exxon Mobil Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders (collectively, the "2014 Proxy Materials") two shareholder proposals (the "Proposals") and statements in support thereof received from (i) the Christopher Reynolds Foundation and Zevin Asset Management, LLC on behalf of the John Maher Trust (collectively, the "Foundation Proponents"); and (ii) Arjuna Capital/Baldwin Brothers Inc. on behalf of DeWitt Sage Jr. and James Gillespie Blaine and As You Sow on behalf of Martha Davis (collectively, the "Arjuna Proponents" and, together with the Foundation Proponents, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the date the Company expects to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to either of the Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

## THE PROPOSALS

**The Foundation Proposal**

The proposal submitted by the Foundation Proponents (the "Foundation Proposal") states:

> RESOLVED: Exxon Mobil shareholders request that by September 30, 2014 our company issue a report to shareholders (at reasonable cost and omitting proprietary information) that describes the company's strategic plan in the context of:
>
> - Projections of global temperature increases over the next 35 years and resulting impacts of climate change that our company is using in its strategic planning.
> - The engineering solutions to climate change our company is expecting.
> - Steps are our [sic] company is taking to develop these solutions.
> - What the impact on our company could be if mitigation steps by companies and governments are not effective.
> - What is "Plan B", as noted by Mr. Tillerson, for Exxon Mobil?
> - Risk management steps our company is taking or planning to take to address climate change.

The Foundation Proposal's supporting statement ties climate change and global temperature increases to carbon emissions, citing the Company's CEO as stating "So I'm not disputing that increasing CO2 emissions in the atmosphere is going to have an impact. It'll have a warming impact. The -- how large it is what is very hard for anyone to predict." The supporting statement further notes that if the Company's projections on continued increases in energy demand are correct, "global temperatures will be significantly higher by 2040."

The Company first received the Foundation Proposal on December 9, 2013. A copy of the Foundation Proposal, its supporting statement and related correspondence with the Foundation Proponents is attached to this letter as <u>Exhibit A</u>.

**The Arjuna Proposal**

The proposal submitted by the Arjuna Proponents (the "Arjuna Proposal") states:

> RESOLVED: Shareholders request Exxon Mobil prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company.

The Arjuna Proposal's supporting statement states that "[g]iven the growing public concern over climate change, investors are concerned that global actions to significantly address climate change, either through carbon regulation, market forces, or socioeconomic pressure, could reduce the value of Exxon Mobil's oil and gas reserves and/or related infrastructure before the end of their expected useful life." The supporting statement further notes that the report requested by the Arjuna Proposal would include:

- The risks and opportunities associated with various low-carbon scenarios, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the Company's strategic capital allocation plans account for the risks and opportunities in these scenarios;
- How the Company will manage these risks, through, for example, diversifying capital investment strategies or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

The Company first received the Arjuna Proposal on December 11, 2013. A copy of the Arjuna Proposal, its supporting statement and related correspondence with the Arjuna Proponents is attached to this letter as Exhibit B.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that both Proposals may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because both Proposals substantially duplicate another shareholder proposal, the Dominican Proposal, discussed below, that was previously submitted to the Company and that the Company intends to include in the 2014 Proxy Materials.

In the alternative, if the Staff does not concur that the Foundation Proposal may be excluded from the 2014 Proxy Materials, we respectfully request that the Staff concur in our view that the Arjuna Proposal may be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Arjuna Proposal substantially duplicates the Foundation Proposal. To the extent the Staff does not concur with the Company's position that it may exclude both Proposals, the Company intends to include the Foundation Proposal in its 2014 Proxy Materials and asserts that it may then properly exclude the Arjuna Proposal under Rule 14a-8(i)(11).

## ANALYSIS

**The Proposals May Be Excluded Under Rule 14a-8(i)(11) Because They Substantially Duplicate Another Proposal That The Company Intends To Include In Its Proxy Materials.**

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard that the Staff traditionally has applied for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). If they do, the more recent proposal may be excluded as substantially duplicative of the first proposal despite differences in the terms or breadth of the proposals and even if the proposals request different actions. *See, e.g., Chevron Corp.* (avail. Feb. 21, 2012) (concurring that a proposal requesting a report on the company's offshore oil wells, including maintenance costs and costs to research effective containment and reclamation following marine oil spills, could be excluded as substantially duplicative of a proposal requesting a report on the steps that the company has taken to reduce the risk of accidents at its oil wells and refineries); *The Goldman Sachs Group, Inc.* (avail. Mar. 1, 2011) (concurring that a proposal requesting a "global warming report" which could discuss the studies relied on by Goldman Sachs in formulating its original climate policy, Goldman Sachs's current beliefs concerning man-made climate change and a cost-benefit analysis of its climate policy could be excluded as substantially duplicative of a proposal requesting a report on "the business risk related to developments in the political, legislative, regulatory and scientific landscape regarding climate change"); *Exxon Mobil Corp. (Goodwin et al.)* (avail. Mar. 19, 2010) ("*Exxon 2010*") (concurring that a proposal requesting that the Company's strategic planning process consider the risk that future demand for fossil fuels could be significantly lower than projected could be excluded as substantially duplicative of a proposal requesting a report on the financial risks to the Company of climate change); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting a report on the environmental effect of "the company's expanding oil sands operations in the Canadian boreal forest" could be excluded as substantially duplicative of a proposal requesting a report on "reducing total greenhouse gas emissions from the [c]ompany's products and operations").

1. *The Proposals May Be Excluded Under Rule 14a-8(i)(11) Because They Are Substantially Duplicative Of The Dominican Proposal.*

On December 4, 2013, before the Company received the Foundation Proposal or the Arjuna Proposal, the Company received a proposal from the Sisters of St. Dominic of Caldwell New Jersey (the "Dominican Proposal"). The Dominican Proposal states:

> **RESOLVED:** Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2014, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.

A copy of the Dominican Proposal, its supporting statement and related correspondence from the Sisters of St. Dominic of Caldwell New Jersey is attached to this letter as Exhibit C. The Company intends to include the Dominican Proposal in its 2014 Proxy Materials.

The Proposals are substantially duplicative of the Dominican Proposal because all three proposals share the same principal thrust: reporting on how the Company plans to adapt its business to address climate change. That the Proposals and the Dominican Proposal share the same principal thrust is also evidenced by the language of these proposals:

- *Each of the Arjuna Proposal, the Foundation Proposal, and the Dominican Proposal requests that the Company provide a report on how the Company plans to adapt its business to address climate change.* The Arjuna Proposal requests a report on the "Company's strategy to address the risk of stranded assets presented by global climate change." The Foundation Proposal requests a report describing the Company's "strategic plan in the context of," among other things, "[p]rojections of global temperature increases," the steps the Company is taking to develop "engineering solutions to climate change," and the "[r]isk management steps our company is taking or planning to take to address climate change." The Dominican Proposal, after linking greenhouse gas emissions to climate change, requests that the Board of Directors adopt "quantitative goals" to reduce the Company's total greenhouse gas emissions and to "report to shareholders . . . on its plans to achieve these goals."

- *Each of the Arjuna Proposal, the Foundation Proposal, and the Dominican Proposal emphasize the importance of responding to climate change.* The Arjuna Proposal states that "[i]nvestors require additional information on how Exxon Mobil is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers." The Foundation Proposal refers to the need to have a "Plan B" in response to climate change, meaning the Company "had better start thinking about what kind of adaptation measures are going to be necessary if the consequences that people are concerned about present themselves." The Dominican Proposal states that "[m]ounting scientific, social, and financial evidence demonstrates the urgency to establish and meet specific, measurable, and sustainable goals to reduce greenhouse gas (GHG) emissions."[1]

- *Each of the Arjuna Proposal, the Foundation Proposal, and the Dominican Proposal are concerned with the Company's strategic plans to respond to climate change.* The Arjuna Proposal focuses on the Company's "strategy," the Foundation Proposal asks for disclosure of the Company's "strategic plan," and the Dominican Proposal seeks to "integrate[]" greenhouse gas emission goals into "our overall business strategy." More specifically, each proposal identifies the need for a *long-term* strategy, with the Arjuna Proposal and the Dominican Proposal each citing studies (including a report by the International Energy Agency) indicating a need to reduce greenhouse gas emissions by 2050 and the Foundation Proposal citing potentially higher global temperatures by 2040.

---

[1] Furthermore, both the Arjuna Proposal and the Dominican Proposal assert that one reason for which responding to climate change is important is that operations or assets that are based on oil as an energy source could become devalued. The Arjuna Proposal cites a "research paper by Citi stat[ing] that market forces could 'put in a plateau for global oil demand by the end of this decade.'" It expresses concern about a possible "reduc[tion in] the value of Exxon Mobil's oil and gas reserves and/or related infrastructure" and refers to "potential scenarios in which demand for oil and gas is greatly reduced." Similarly, the Dominican Proposal refers to a report by Citigroup "that global oil demand could peak by 2020, with potentially significant implications for oil price and shareholder profits." It also states that current government actions "demand the development of a new generation of fuels." The Foundation Proposal, while not as explicit as the Arjuna Proposal and the Dominican Proposal, also addresses this issue by expressing concern about "CO2 emissions" (which are an unavoidable byproduct of hydrocarbon-based energy sources) and asking the Company to report on "engineering solutions to climate change," "[s]teps . . . our [C]ompany is taking to develop these solutions" and the Company's "Plan B."

- *Each of the Arjuna Proposal, the Foundation Proposal, and the Dominican Proposal address the possibility that government action related to climate change might affect the Company.* The Arjuna Proposal states that "global actions to significantly address climate change," including through "carbon regulation," might "reduce the value of Exxon Mobil's oil and gas reserves." It further requests that the Company assess the "risks and opportunities" associated with a "scenario in which global oil demand declines due to evolving policy [and other] responses to address climate change." The Foundation Proposal seeks an assessment of "the impact on our company . . . if mitigation steps by companies and governments are not effective," which requires that the Company assess the "mitigation steps" that such governments might make. The Dominican Proposal notes the Company must respond to climate change in light of "President Obama's Climate Action Plan to reduce emissions 17% by 2020" and "EPA Fuel Efficiency Standards requiring autos to average 54.5 MPG by 2025."

As these similarities demonstrate, the principal thrust of each of the Proposals and the Dominican Proposal relates to reporting on how the Company plans to adapt its business to address climate change.

The fact that each of the Proposals and the Dominican Proposal differ somewhat as to the pieces of information for which they seek disclosure does not prevent the proposals from being substantially duplicative of one another. *See Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a report on the company's internal controls regarding loan modifications, foreclosures and securitizations could be excluded as substantially duplicative of a proposal seeking a report including "home preservation rates" and "loss mitigation outcomes," even though the information sought under the excludable proposal would not necessarily be encompassed by the other proposal).

In addition, the fact that the Dominican Proposal and the Proposals request slightly different actions does not prevent the three proposals from being substantially duplicative. While the Dominican Proposal requests that the Company "adopt quantitative goals" and report to shareholders and each of the Proposals only requests a report, the Staff previously concurred, in *Caterpillar Inc. (AFSCME Employees Pension Plan)* (avail. Mar. 25, 2013), that proposals were substantially duplicative notwithstanding a similar difference in the actions requested. In *Caterpillar,* the Staff concurred that a proposal requesting a report was substantially duplicative of a proposal that the company "review and amend, where applicable," certain policies and post a summary of the review on the company's website. The addition of an additional action in connection with Caterpillar's report did not distinguish the proposal from a proposal just requesting a report. Similarly, the requirement in the Dominican Proposal that the Company "adopt quantitative goals" before it issues its report does not distinguish it from the Proposals.

Neither the differences in information requested nor the differences in actions among the Dominican Proposal, the Arjuna Proposal and the Foundation Proposal serve to distinguish the proposals from one another. This follows longstanding Staff precedent that multiple proposals may be substantially duplicative notwithstanding differences in breadth and scope. *See General Motors Corp.* (avail. Mar. 13, 2008) (concurring that a proposal requesting a report on the steps that the company was taking to meet new fuel economy and greenhouse gas emission standards could be excluded as substantially duplicative of a proposal requesting that the company "publicly adopt quantitative goals" for reducing total greenhouse gas emissions from the company's products and operations and report on the same); *Ford Motor Co.* (avail. Feb. 29, 2008) (same). In light of the above precedent, each of the Foundation Proposal and the Arjuna Proposal substantially duplicates the earlier-received Dominican Proposal.

2. *The Arjuna Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Is Substantially Duplicative Of The Foundation Proposal.*

If the Staff does not concur that the Proposals may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Dominican Proposal, the Company believes it nevertheless may exclude the Arjuna Proposal under Rule 14a-8(i)(11) as substantially duplicative of the Foundation Proposal.

As discussed above, the Arjuna Proposal and the Foundation Proposal share the same principal thrust of reporting on how the Company plans to adapt its business to address climate change. In addition to the steps noted above, each of the Proposals asks that its requested report include information as to how the Company will manage risks associated with climate change. For example, the Arjuna Proposal asks that its requested report include information as to "[h]ow the Company will manage [risks associated with low-carbon scenarios]," and the Foundation Proposal asks that its report include the "[r]isk management steps our company is taking or planning to take to address climate change."

In this regard, the Staff previously has concurred that proposals were substantially duplicative even where they had some differences in scope, and therefore the fact that the Arjuna Proposal relates to "the Company's strategy to address the risk of stranded assets" in light of global climate change while the Foundation Proposal asks about the Company's "strategic plan" without limitation to a specific part of the Company's business does not distinguish the two Proposals. *See, e.g., Ford Motor Co.* (avail. Feb. 19, 2004) ("*Ford 2004*") (concurring in the exclusion of a proposal calling for internal goals related to greenhouse gases as substantially similar to a proposal calling for a report on historical data on greenhouse gas emissions and the company's planned response to regulatory scenarios). In the instant case, the two Proposals are more similar to one another than the proposals in *Ford 2004*: here, as described above, each of the Proposals requests a report addressing the Company's strategy in light of concerns about climate change. The Proposals are comparable to the proposals in *Exxon 2010*, where the Staff permitted the exclusion of a proposal calling for the board to consider, in its strategic planning process, the risk that future demand for fossil fuels could be significantly lower than the company projected (the "Fossil Fuel Proposal") as substantially duplicative of an earlier proposal requesting a report on the financial risks of climate change and on "actions the Board deems necessary to provide long-term protection of [investors'] business interests and shareowner value" (the "Climate Change Proposal"). The Fossil Fuel Proposal and the Arjuna Proposal each ask that the Company consider the risks to its business model posed by reduced demand for fossil fuels inspired by concerns about climate change. Likewise, the Climate Change Proposal and the Foundation Proposal each ask that the Company detail its plans to respond to concerns surrounding climate change. Accordingly, if the Staff does not concur that the Company may exclude both Proposals, the Company intends to include the Foundation Proposal in its 2014 Proxy Materials and therefore may properly exclude the Arjuna Proposal from the 2014 Proxy Materials under Rule 14a-8(i)(11).

3. *The Company's Shareholders Will Be Asked To Consider The Same Issues If Required To Vote On The Dominican Proposal, The Foundation Proposal, And The Arjuna Proposal.*

Because the Dominican Proposal, the Foundation Proposal and the Arjuna Proposal share the same principal thrust in their requests that the Company report on how it plans to adapt its business to address climate change, shareholders would be required to consider multiple proposals on the same topic if forced to vote on the Dominican Proposal and on either or both of the Proposals. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976). Accordingly, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Proposals may be excluded as substantially duplicative of the Dominican Proposal or, in the alternative, the Arjuna Proposal may be excluded as substantially duplicative of the Foundation Proposal.

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals—or, in the alternative, the Arjuna Proposal—from its 2014 Proxy Materials under Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or James E. Parsons, the Company's Coordinator for Corporate and Securities Law, at (972) 444-1478.

Sincerely,

Elizabeth Ising /GB

Elizabeth A. Ising

Enclosures

cc: James E. Parsons, Exxon Mobil Corporation
Stephen Viederman, The Christopher Reynolds Foundation
Andrea Panaritis, The Christopher Reynolds Foundation
Tim Smith, Walden Asset Management
Don Kirshbaum
Rob Berridge, CERES
Sonia Kowal, Zevin Asset Management, LLC
John Maher Trust
Natasha Lam, Arjuna Capital/Baldwin Brothers Inc.
DeWitte Sage Jr.
James Gillespie Blaine
Danielle Fugere, As You Sow
Martha Davis

101655477.6

GIBSON DUNN

**EXHIBIT A**

**From:** Steve Viederman [mailto*** FISMA & OMB Memorandum M-07-16 ***
**Sent:** Monday, December 09, 2013 6:51 AM
**To:** Rosenthal, David S
**Cc:** Andrea Panaritis; Tim Smith; Don Kirshbaum; Rob Berridge
**Subject:** Report on Climate Change Assumptions used for Strategic Planning

Dear David,

Attached is The Christopher Reynolds Foundation's letter filing our resolution on climate change assumptions used for strategic planning. The resolution is also attached. As always we would be pleased to discuss this with you and your colleagues.

Proof of ownership will be sent today.

I look forward to seeing you in New York on December 17.

Steve

Stephen Viederman

*** FISMA & OMB Memorandum M-07-16 ***

The Christopher Reynolds Foundation

Correspondence to:

Stephen Viederman

RECEIVED

DEC 9 2013

D. G. HENRY

*** FISMA & OMB Memorandum M-07-16 ***

December 9, 2013

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal:

The Christopher Reynolds Foundation is filing the enclosed shareholder proposal as the primary filer for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant, upon request.

The resolution will be presented in accordance with the SEC rules by us or by our proxy.

The Reynolds Foundation is the holder of 56 shares of Exxon Mobil stock.

Please copy correspondence both to me and to the individuals who are receiving copies of this letter and the resolution, listed below.

Sincerely yours,

Stephen Viederman
Finance Committee

Cc. Andrea Panaritis, Executive Director <panaritis@creynolds.org>
Tim Smith, Walden Asset Management tsmith@bostontrust.com
Don Kirshbaum *** FISMA & OMB Memorandum M-07-16 ***
Rob Berridge, CERES

Report on Climate Change Assumptions used for Strategic Planning

WHEREAS, on June 27, 2012□at the Council on Foreign Relations our CEO Rex Tillerson said:

> Our approach [to climate change] is we do look at the range of the outcomes and try and understand the consequences of that, and clearly there's going to be an impact. So I'm not disputing that increasing CO2 emissions in the atmosphere is going to have an impact. It'll have a warming impact. The -- how large it is what is very hard for anyone to predict.

He went on to say:

> We have to be efficient and we have to manage it, but we also need to look at the other side of the engineering solution, which is how are we going to adapt to it. And there are solutions. It's not a problem that we can't solve.

WHEREAS on June 14, 2013 at the City Club of Cleveland Mr. Tillerson made the following statements about climate change:

> I view it as a risk management problem.
>
> There are some things we know and understand about it. There are a lot of things about it that we don't know and don't understand. We're not sure how this is going to turn out.
>
> What am I going to do if it turns out that none of my mitigation steps make any difference? What if it turns out that this is happening for a lot of reasons that I don't understand? What's Plan B? Plan B means you had better start thinking about what kind of adaptation measures are going to be necessary if the consequences that people are concerned about present themselves.

WHEREAS our company's 2012 Energy Outlook projects continued increases in energy demand through at least 2040, and increasing annual $CO_2$ emissions. If these projections are correct, global temperatures will be significantly higher by 2040.

WHEREAS we believe our company should report to shareholders its strategic plans to address climate change and its impacts in the context of Mr. Tillerson's perspectives about climate change and the projections in the Energy Outlook Report.

RESOLVED: Exxon Mobil shareholders request that by September 30, 2014 our company issue a report to shareholders (at reasonable cost and omitting proprietary information) that describes the company's strategic plan in the context of:

- Projections of global temperature increases over the next 35 years and resulting impacts of climate change that our company is using in its strategic planning.

- The engineering solutions to climate change our company is expecting.
- Steps are our company is taking to develop these solutions.
- What the impact on our company could be if mitigation steps by companies and governments are not effective.
- What is "Plan B", as noted by Mr. Tillerson, for Exxon Mobil?
- Risk management steps our company is taking or planning to take to address climate change.

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Robert A. Luettgen**
Manager - Office of the Secretary

**ExxonMobil**

December 12, 2013

**VIA UPS – OVERNIGHT DELIVERY**

Stephen Viederman
Finance Committee
The Christopher Reynolds Foundation

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Viederman:

ˉ is will acknowledge receipt of the proposal concerning a report on planning assumptions which you have submitted on behalf of The Christopher Reynolds Foundation in connection with ExxonMobil's 2014 annual meeting of shareholders. However, as noted in your December 9, 2013 letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is December 9, 2013, which is the date the Proposal was sent via email.

The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil (December 9, 2013).

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder ‹ the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013); or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository ,,ust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The Proponent can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the internet at either:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx
In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from its broker or bank verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013).

- If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted (December 9, 2013). The Proponent should be able to find out who this DTC participant is by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, the Proponent may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the Proponent's account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares knows the Proponent's broker's or bank's holdings, but does not know the Proponent's holdings, the Proponent needs to satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted (December 9, 2013), the required amount of securities were continuously held – one from the Proponent's broker or bank confirming the

Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC Staff Legal Bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14, , the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

RAL/grg

Enclosures

Morgan Stanley

RECEIVED

DEC 13 2013

D.G. HENRY

Wealth Management
14850 North Scottsdale Road
6th Floor
Scottsdale, AZ 85254
tel 480 922 7800
fax 480 922 7878
toll free 800 347 5107

RECEIVED
DEC 13 2013
D. S. ROSENTHAL

*December 9, 2013*

*Mr. David Rosenthal*
*Corporate Secretary*
*Exxon Mobil Corporation*
*5959 Las Colinas Boulevard*
*Irving, TX 75039*

*Dear Mr. Rosenthal,*

*Morgan Stanley acts as the custodian for the Christopher Reynolds Foundation.*

*We are writing to verify that as of this date the Christopher Reynolds Foundation currently owns 56 shares of Exxon Mobil Corporation common stock. We confirm that the Christopher Reynolds Foundation has beneficial ownership of at least $2000 in market value of the voting securities of the Exxon Mobil Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8 (a) (1) of the Securities Exchange Act of 1934. Further, it is their intent to hold greater than $2000 in market value through the next annual meeting of Chevron Corporation.*

*Sincerely,*

S. Cook

*Susan A. Cook*
*Associate Vice President*

# Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

RECEIVED
DEC 13 2013
D G HENRY

**FAX TRANSMITTAL SHEET**

| | |
|---|---|
| TO: David S Rosenthal | FROM: Sonia Kowal |
| COMPANY: ExxonMobil | DATE: 12/13/2013 |
| FAX NUMBER: 972-444-1505 | TOTAL NO. OF PAGES INCLUDING COVER 5 |
| RE: Co-filed shareholder proposal – climate change assumptions | |

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

Dear Mr. Rosenthal,

Please find attached documents relating to Zevin Asset Management's co-filing of a shareholder proposal regarding climate change assumptions at ExxonMobil.

These documents have also been sent via email to david.s.rosenthal@exxonmobil.com.

Regards,

Sonia Kowal

# Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2013

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 13 2013
D. G. HENRY

Via email to david.s.rosenthal@exxonmobil.com

Re: Shareholder Proposal for 2014 Annual Meeting

Dear Mr. Rosenthal:

Enclosed please find our letter co-filing the climate change assumption proposal to be included in the proxy statement of ExxonMobil (the "Company") for its 2014 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 6105 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2014 annual meeting of stockholders.

Zevin Asset Management is a co- filer for this proposal, the lead filer being the Christopher Reynolds Foundation. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal

Sonia Kowal
*Director of Socially Responsible Investing*
Zevin Asset Management, LLC

Report on Climate Change Assumptions used for Strategic Planning

WHEREAS, on June 27, 2012□at the Council on Foreign Relations our CEO Rex Tillerson said:

> Our approach [to climate change] is we do look at the range of the outcomes and try and understand the consequences of that, and clearly there's going to be an impact. So I'm not disputing that increasing CO2 emissions in the atmosphere is going to have an impact. It'll have a warming impact. The -- how large it is what is very hard for anyone to predict.

He went on to say:

> We have to be efficient and we have to manage it, but we also need to look at the other side of the engineering solution, which is how are we going to adapt to it. And there are solutions. It's not a problem that we can't solve.

WHEREAS on June 14, 2013 at the City Club of Cleveland Mr. Tillerson made the following statements about climate change:

> I view it as a risk management problem.
>
> There are some things we know and understand about it. There are a lot of things about it that we don't know and don't understand. We're not sure how this is going to turn out.
>
> What am I going to do if it turns out that none of my mitigation steps make any difference? What if it turns out that this is happening for a lot of reasons that I don't understand? What's Plan B? Plan B means you had better start thinking about what kind of adaptation measures are going to be necessary if the consequences that people are concerned about present themselves.

WHEREAS our company's 2012 Energy Outlook projects continued increases in energy demand through at least 2040, and increasing annual $CO_2$ emissions. If these projections are correct, global temperatures will be significantly higher by 2040.

WHEREAS we believe our company should report to shareholders its strategic plans to address climate change and its impacts in the context of Mr. Tillerson's perspectives about climate change and the projections in the Energy Outlook Report.

RESOLVED: Exxon Mobil shareholders request that by September 30, 2014 our company issue a report to shareholders (at reasonable cost and omitting proprietary information) that describes the company's strategic plan in the context of:

- Projections of global temperature increases over the next 35 years and resulting impacts of climate change that our company is using in its strategic planning.

# Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 13, 2013

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Exxon Mobil from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

*Director of Socially Responsible Investing*
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 13, 2013

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 6105 shares of common stock in Exxon Mobil (XOM) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

**VIA UPS – OVERNIGHT DELIVERY**

Ms. Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the John Maher Trust (the "Co-filer") the proposal previously submitted by the Christopher Reynolds Foundation concerning a Report on Planning Assumptions in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of a letter from UBS share ownership has been verified. However, we have not received a letter from the beneficial owner of the Company stock authorizing Zevin Asset Management to act on their behalf.

In light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/grg

c: Stephen Viederman, The Christopher Reynolds Foundation

| | |
|---|---|
| **From:** | Sonia Kowal <sonia@zevin.com> |
| **Sent:** | Thursday, December 26, 2013 2:31 PM |
| **To:** | Gilbert, Jeanine |
| **Cc:** | Steve Viederman |
| **Subject:** | Authorization letter from beneficial owner of XOM shares - John Maher Trust |
| **Attachments:** | ZAM authorization John Maher Trust.pdf |
| **Categories:** | External Sender |

Dear Ms. Gilbert,

Please find attached a written statement from the John Maher Trust authorizing Zevin Asset Management to act on its behalf with respect to the co-filing. The letter also includes a statement stating its intention to hold the Company's shares through the date of the annual shareholders meeting. However, Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding accounts at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this email serve as confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the annual meeting.

Regards,

Sonia Kowal

Sonia Kowal
*Director of Socially Responsible Investing* | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

**Pioneers in Socially Responsible Investing**

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions on behalf of shares held by the John Maher Trust. It is important to me as a client that this takes place.

I intend to hold the Company's shares in question through the date of the Company's annual stockholders' meeting.

Sincerely,

John Maher

Trustee

**EXHIBIT B**

ARJUNA CAPITAL
ENLIGHTENED ENGAGEMENT IN THE CAPITAL MARKETS

RECEIVED
DEC 11 2013
D. G. HENRY

December 11th, 2013

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
1-972-444-1157
fax 1-972-444-1505

Dear Mr. Rosenthal:

Arjuna Capital is the sustainable wealth management platform of Baldwin Brothers, Inc., an investment firm based in Marion, MA.

I am hereby authorized to notify you of our intention to lead file the enclosed shareholder resolution with Exxon Mobil Corporations (XOM) on behalf of our clients DeWitt Sage Jr. and James Gillespie Blaine. Arjuna Capital/Baldwin Brothers Inc. submits this shareholder proposal for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, DeWitt Sage Jr. and James Gillespie Blaine each hold more than $2,000 of XOM common stock, acquired more than one year prior to today's date and held continuously for that time. Our clients will remain invested in these positions continuously through the date of the 2014 annual meeting. Enclosed please find verification of the positions and letters from DeWitt Sage Jr. and James Gillespie Blaine authorizing Arjuna Capital/Baldwin Brothers Inc. to undertake this filing on their behalf. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Exxon Mobil about the contents of our proposal.

Please direct any written communications to me at the address below or to natasha@arjuna-capital.com. Please also confirm receipt of this letter via email.

Sincerely,

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street Marion, MA 02738

Cc: Mr. Rex Tillerson, Chairman & Chief Executive Officer

Enclosures

**REPORT ON CARBON ASSET RISK**

**WHEREAS:**

In recognition of the risks of climate change nearly every national government has agreed "the increase in global temperature should be below 2 degrees Celsius." We believe resultant political actions and market mechanisms present risks to carbon intensive oil and gas reserves, operations, capital allocation strategies, and financials.

The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal, unless carbon capture and storage technology is widely deployed."

To achieve a 66 percent probability of not exceeding a global temperature rise above 2° C, the Intergovernmental Panel on Climate Change estimates that approximately 987 gigatons of carbon dioxide can be emitted through 2100. The IEA states that total proven reserves of coal, oil, and natural gas, represent approximately 2,860 gigatons of potential $CO_2$ emissions.

Investment analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citi stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

Given the growing public concern over climate change, investors are concerned that global actions to significantly address climate change, either through carbon regulation, market forces, or socioeconomic pressure, could reduce the value of Exxon Mobil's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Investors require additional information on how Exxon Mobil is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. Without additional disclosure, shareholders are unable to determine whether Exxon Mobil is adequately managing these risks or seizing related opportunities.

**RESOLVED:** Shareholders request Exxon Mobil prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company.

**SUPPORTING STATEMENT**

We believe a report adequate for investors to assess the Company's strategy would include:

- The risks and opportunities associated with various low-carbon scenarios, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the Company's strategic capital allocation plans account for the risks and opportunities in these scenarios;
- How the Company will manage these risks, through, for example, diversifying capital investment strategies or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

December 5th, 2013

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/ Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Exxon Mobil regarding a Report on Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in Exxon Mobil that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

DeWitt Sage Jr

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

**Pershing**
**Advisor Solutions**

December 11th, 2013

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
1-972-444-1157
Fax 1-972-444-1505

To Mr. Rosenthal or WHOM IT MAY CONCERN:

Re: Dewitt L. Sage Jr/FAcct #OMB Memorandum M-07-16 ***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Baldwin Brothers Inc. manages and holds in the account #OMB Memorandum M-07-16 *** 300 shares of common stock in Exxon Mobil Corporation (XOM).*

As of December 11th, 2013 DeWitt Sage Jr held, and has held continuously for at least one year, 300 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Gilbert Cotto
Account Manager
(321) 249-4295

| |
|---|
| *DATE: Purchased 02/03/1952, At Pershing LLC 09/06/2012 |

BNY MELLON

One Pershing Plaza, Jersey City, NJ 07399
www.pershingadvisorsolutions.com

December 5th, 2013

Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb,

I hereby authorize Arjuna Capital/ Baldwin Brothers Inc. to file a shareholder proposal on my behalf at Exxon Mobil regarding a Report on Carbon Asset Risk.

I am the beneficial owner of more than $2,000 worth of common stock in Exxon Mobil that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

I specifically give Arjuna Capital/Baldwin Brothers Inc. full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Jamie Blaine

c/o Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

**Pershing**
Advisor Solutions

December 11th, 2013

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
1-972-444-1157
Fax 1-972-444-1505

To Mr. Rosenthal or WHOM IT MAY CONCERN:

Re: James Gillespie Blaine/Acct #OMB Memorandum M-07-16 ***

This letter is to confirm that Pershing LLC is the record holder for the beneficial owners of the account of above, which Baldwin Brothers Inc. manages and holds in the account #OMB Memorandum M-07-16 *** 400 shares of common stock in Exxon Mobil Corporation (XOM).*

As of December 11th, 2013 James Gillespie Blaine held, and has held continuously for at least one year, 400 shares of XOM stock.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Gilbert Cotto
Account Manager
(321) 249-4295

*DATE: Purchased 09/15/1987, At Pershing LLC 09/17/2012

BNY MELLON

One Pershing Plaza, Jersey City, NJ 07399
www.pershingadvisorsolutions.com

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Robert A. Luettgen
Manager – Office of the Secretary

ExxonMobil

December 18, 2013

**VIA UPS – OVERNIGHT DELIVERY**

Ms Natasha Lamb
Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA 02738

Dear Ms. Lamb:

This will acknowledge receipt of the proposal concerning a report on carbon asset risk which you have submitted on behalf of DeWitt L. Sage Jr. and James Gillespie Blaine in connection with ExxonMobil's 2014 annual meeting of shareholders. By copy of letters from Pershing LLC, share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to act as your proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, your representative must have the authority to vote your shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,

RAL/grg

AS YOU SOW
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 12, 2013

Via: Facsimile (972) 444-1505

RECEIVED
DEC 13 2013
D. G. HENRY

RECEIVED
DEC 13 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: 2014 Shareholder Resolution

Dear Mr. Rosenthal,

We are notifying Exxon Mobil Corporation of our intention to co-file, with Arjuna Capital/Baldwin Brothers Inc, the enclosed shareholder resolution on Carbon Asset Risk. We are filing the resolution for inclusion in the proxy statement for a vote at the next stockholder meeting.

As You Sow is a non-profit organization whose mission is to promote corporate responsibility. As You Sow submits this shareholder proposal on behalf of Martha Davis, for inclusion in the 2014 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Martha Davis holds more than $2,000 of Exxon Mobil Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. Martha Davis will remain invested in this position continuously through the date of the 2013 annual meeting. Enclosed please find authorization from Ms. Davis; proof of ownership is available upon request.

Please forward any correspondence relating to this matter to As You Sow and not to Martha Davis. In particular, we would appreciate receiving a confirmation of receipt of this letter via email at: dfugere@asyousow.org.

It is our practice to seek dialogue with companies to discuss the issues raised in the resolution. We appreciate the dialogues we have had with Exxon and look forward to a substantive dialogue on the important issues raised by this resolution. Please note that Arjuna Capital/Baldwin Brothers Inc are lead filers for this resolution and the primary contact person will be: Natasha Lab natasha@arjuna-capital.com.

Sincerely,

Danielle Fugere
President
As You Sow

cc: Natasha Lamb, Arjuna Capital

**REPORT ON CARBON ASSET RISK**

**WHEREAS:**

In recognition of the risks of climate change nearly every national government has agreed "the increase in global temperature should be below 2 degrees Celsius." We believe resultant political actions and market mechanisms present risks to carbon intensive oil and gas reserves, operations, capital allocation strategies, and financials.

The International Energy Agency (IEA) states that, "No more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to achieve the 2° C goal, unless carbon capture and storage technology is widely deployed."

To achieve a 66 percent probability of not exceeding a global temperature rise above 2° C, the Intergovernmental Panel on Climate Change estimates that approximately 987 gigatons of carbon dioxide can be emitted through 2100. The IEA states that total proven reserves of coal, oil, and natural gas, represent approximately 2,860 gigatons of potential CO2 emissions.

Investment analysts indicate that companies may not be adequately accounting for or disclosing the downside risks that could result from lower-than-expected demand or prices for oil.

- A March 2013 research paper by Citi stated that market forces could "put in a plateau for global oil demand by the end of this decade."
- HSBC reports that the equity valuation of oil producers could drop by 40 to 60 percent under a low emissions scenario.

Given the growing public concern over climate change, investors are concerned that global actions to significantly address climate change, either through carbon regulation, market forces, or socioeconomic pressure, could reduce the value of Exxon Mobil's oil and gas reserves and/or related infrastructure before the end of their expected useful life.

Investors require additional information on how Exxon Mobil is preparing for potential scenarios in which demand for oil and gas is greatly reduced due to regulation or other climate-associated drivers. Without additional disclosure, shareholders are unable to determine whether Exxon Mobil is adequately managing these risks or seizing related opportunities.

**RESOLVED:** Shareholders request Exxon Mobil prepare a report by September 2014, omitting proprietary information and prepared at reasonable cost, on the Company's strategy to address the risk of stranded assets presented by global climate change, including analysis of long and short term financial and operational risks to the company.

**SUPPORTING STATEMENT**

We believe a report adequate for investors to assess the Company's strategy would include:

- The risks and opportunities associated with various low-carbon scenarios, as well as a scenario in which global oil demand declines due to evolving policy, technology, or consumer responses to address climate change;
- Whether and how the Company's strategic capital allocation plans account for the risks and opportunities in these scenarios;
- How the Company will manage these risks, through, for example, diversifying capital investment strategies or returning capital to shareholders;
- The Board of Directors' role in overseeing capital allocation and climate risk reduction strategies.

Martha Houstoun Davis

*** FISMA & OMB Memorandum M-07-16 ***

December 12, 2013

Andrew Behar, CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Dear Andrew Behar,

I hereby authorize As You Sow to file a shareholder resolution on my behalf with Exxon Mobil Corporation, and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution requests that the board of directors produce a report on carbon asset risk.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2014.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Martha Davis

Martha Davis

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 19, 2013

**VIA UPS – OVERNIGHT DELIVERY**

Ms. Danielle Fugere
President
As You Sow
1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

Dear Ms. Fugere:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Martha Davis (the "Co-filer") the proposal previously submitted by Clients of Arjuna Capital/Baldwin Brothers concerning Report on Carbon Asset Risk in connection with ExxonMobil's 2014 annual meeting of shareholders. However, as noted in your December 12, 2013, letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. For this Proposal, the date of submission is, December 12, 2013, which is the date the Proposal was received by fax.

The Co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Co-filer has satisfied these ownership requirements. To remedy this defect, the Co-filer must submit sufficient proof verifying its continuous ownership of the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted to ExxonMobil December 12, 2013.

As explained in Rule 14a-8(b), sufficient proof must be in the form of:

- a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 12, 2013; or

- if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in the first bullet point above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Such brokers and banks are often referred to as "participants" in DTC. In Staff Legal Bulletin No. 14F (October 18, 2011) (copy enclosed), the SEC staff has taken the view that only DTC participants should be viewed as "record" holders of securities that are deposited with DTC.

The co-filer can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking the listing of current DTC participants, which may be available on the Internet at either:
http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf or
http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx
In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If the co-filer's broker or bank is a DTC participant, then the co-filer needs to submit a written statement from its broker or bank verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 12, 2013.

- If the co-filer's broker or bank is not a DTC participant, then the co-filer needs to submit proof of ownership from the DTC participant through which the securities are held verifying that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period preceding and including the date the Proposal was submitted December 12, 2013. The co-filer should be able to find out who this DTC participant is by asking the co-filer's broker or bank. If the co-filer's broker is an introducing broker, the co-filer may also be able to learn the identity and telephone number of the DTC participant through the co-filer's account statements, because the clearing broker identified on the co-filer's account statements will generally be a DTC participant. If the DTC participant that holds the co-filer's shares knows the co-filer's broker's or bank's holdings, but does not know the co-filer's holdings, the co-filer needs to satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including the date the proposal was submitted December 12, 2013, the required amount of securities were continuously held – one from the co-filer's broker or bank confirming the co-filer's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505, or by email to jeanine.gilbert@exxonmobil.com.

In light of the SEC staff legal bulletin 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

David Henry

David G. Henry
Supervisor, Shareholder Relations

DGH/ljg

Enclosures

c: Martha Davis
Natasha Lamb, Arjuna Capital

# FAX COVER SHEET

**To:** Jeanine Gilbert

**From:** As You Sow

**Company:** ExxonMobil

**Date:** 12/31/13 05:10:44 PM

**Fax Number:** 972-444-1505

**Pages (Including cover):** 2

**Re:** 2014 Shareholder Proof of Ownership re Clients of Arjuna Capital/Baldwin Bros Co-filer

**Notes:**

Confirm receipt by emailing atimbers@asyousow.org.

RECEIVED
JAN 1 2014
G.R. GLASS

*charles* SCHWAB
ADVISOR SERVICES

Advisor Services
1958 Summit Park Dr. Orlando. Fl. 32810

RECEIVED
JAN 1 2014
G.R. GLASS

December 19, 2013

Exxon Mobil Corporation
ATTN: Corporate Secretary David Rosenthal
5959 Las Colinas Boulevard
Irving, TX 75039-2298

***Account # OMB Memorandum M-07-16 ***

Dear Mr. Rosenthal

Charles Schwab & Co., Inc. a DTC participant, acts as the custodian for Martha Davis, Managing Partner of the MHD-RLS INTERESTS LTD. As of and including December 12, 2013, Charles Schwab & Co., has continuously held 2000 shares of the Exxon Mobil Corporation common stock for one year on behalf of Martha Davis.

Sincerely,

Alicia Leuven

Alicia Leuven
Manager
CORE Orlando

GIBSON DUNN

**EXHIBIT C**

DSH

# *Sisters of St. Dominic of Caldwell New Jersey*

Office of Corporate Responsibility
40 South Fullerton Ave.
Montclair NJ 07042

973 509-8800 voice
973 509-8808 fax
pdaly@tricri.org

RECEIVED
DEC 4 2013
D. G. HENRY

December 3, 2013

RECEIVED
DEC 4 2013
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Rosenthal,

Sisters of St. Dominic of Caldwell, NJ have been long time investors in ExxonMobil. Over the past two years Dominicans are more emphatically working together to address climate change. Dominican sisters, priests and brothers throughout the United States and the planet have seen communities in the United States devastated due to severe climate events. As we respond to our Communities today in the Philippines since the recent typhoons, we witness the even greater impacts in the developing world.

We have been grateful for the dialogues we have had with executives of ExxonMobil over the years and look forward to our meeting on the 17th. We believe that now more than ever our company needs to produce a clear business plan committing to greenhouse gas emissions reductions in both operations and product.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of two hundred (200) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached. I am hereby authorized to notify you of our intention to file the attached proposal regarding reducing greenhouse gas emissions for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, I will serve as the primary contact for these concerns. However, all co-filers respectfully request direct communication from the company and to be listed in the proxy.

Sincerely,

Sister Patricia A. Daly, OP
Corporate Responsibility Representative

**Reduce Greenhouse Gas Emissions**
**2014**

**WHEREAS:**
Mounting scientific, social, and financial evidence demonstrates the urgency to establish and meet specific, measureable, and sustainable goals to reduce greenhouse gas (GHG) emissions.

On May 9, 2013, NOAA reported atmospheric levels of carbon dioxide ($CO_2$) at 400 parts per million (ppm), well above the 350 ppm level to which scientists believe we must return. This tipping point is reflected in severe weather events including typhoons, heat waves, and hurricanes, creating a profound obligation for all GHG producers – especially those within the oil and gas industry – to reduce emissions in their operations and products.

To mitigate the worst impacts of climate change and achieve the international goal of limiting global warming to below 2°C, the Intergovernmental Panel on Climate Change estimates that a 50 percent reduction in GHG emissions globally is needed by 2050.

According to the International Energy Agency, meeting the 2°C limit will require that 2/3 of total proven global fossil fuel reserves, which comprises nearly 50% of oil and gas reserves, be left in the ground. Yet existing ExxonMobil assets, like Kearl oil sands, will be active for decades, while the company spends nearly $37 billion annually in exploration and development of additional reserves.

In order to seriously reduce $CO_2$ emissions, ExxonMobil must address the emissions associated with its products, which far outweigh its operational emissions as the major source of its climate-related risk.

President Obama's Climate Action Plan to reduce emissions 17% by 2020, and EPA Fuel Efficiency Standards requiring autos to average 54.5 MPG by 2025, demand the development of a new generation of fuels that will be economically and environmentally sustainable.

Citigroup, and others, report that global oil demand could peak by 2020, with potentially significant implications for oil price and shareholder profits.

Sixty percent of Fortune 100 and Global 100 companies have set GHG reduction goals. Reduction goals enable companies to reduce costs, build resilient supply chains, manage operational and reputational risk, and create new products and services. CDP reports "High emitting companies that set absolute emissions reduction targets achieved reductions double the rate of those without targets with 10% higher firm-wide profitability."

ExxonMobil's response to the severity of the climate crisis, as well as to investors' seven-year request for GHG reduction goals in operations and products, has been wholly inadequate. ExxonMobil investors request quantifiable and actionable goals to reduce GHG emissions that are integrated into our overall business strategy. Investors expect ExxonMobil to take leadership in developing solutions to this global challenge as the company plays such a critical role in energy markets.

**RESOLVED:** Shareholders request that the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products **and** operations; and that the Company report to shareholders by November 30, 2014, on its plans to achieve these goals. Such a report will omit proprietary information and be prepared at reasonable cost.